[Letterhead of Skadden, Arps, Slate, Meagher & Flom LLP]

May 8, 2014

Dominic Minore

Senior Counsel

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

RE:      TCP Capital Corp.

Registration Statement on Form N-2

File Numbers 333-194669

Dear Mr. Minore:

TCP Capital Corp. (the “Company” or the “Holding Company”) has today filed Pre-Effective Amendment No. 1 (“Amendment No. 1”) to its registration statement initially filed on Form N-2 on March 18, 2014 (the “Registration Statement”).  In this letter, Special Value Continuation Partners, LP is referred to as the Operating Company.  On behalf of the Company, enclosed please find for your convenience copies of Amendment No. 1, together with marked copies of Amendment No. 1 indicating changes to the Registration Statement.

We are in receipt of comments provided by you on April 17, 2014 to Richard Prins of Skadden, Arps, Slate, Meagher & Flom LLP regarding the Company’s Registration Statement. The Company has considered your comments and has authorized us to make on its behalf the responses and changes to the Company’s Registration Statement discussed below. The comments are set forth below and are followed by the Company’s response.  Capitalized terms not defined herein shall have meanings set forth in the Registration Statement.

Securities and Exchange Commission

May 8, 2014

Prospectus Cover Page

1.     Comment:         In your response letter, confirm that substantially all of the information that is currently presented on the front cover page of the base prospectus will also be included on the front cover page of the prospectus supplement that will be delivered with the base prospectus.

Response:       The Company confirms that substantially all of the items of information that are currently presented on the front cover page of the base prospectus will also be included on the front cover page of the prospectus supplement that will be delivered with the base prospectus.

2.     Comment:         The net asset value per share of the Holding Company’s common stock as of a recent date should be included on the cover page.

Response:       The Company has revised its disclosure in response to your comment.

About This Prospectus

3.     Comment:         File forms of each prospectus supplement that the Holding Company intends to deliver with “this prospectus.” In this regard, expand the disclosure to make clear that the related prospectus supplement and “this prospectus” will together constitute the prospectus for an offering of the Holding Company’s securities.

Response:       The Company has included in the Registration Statement forms of prospectus supplements for common stock, preferred stock, warrants, subscription rights and debt securities.  These are the most likely securities to be offered.  The Company may, of course, offer more than one type of security at the same time in the same prospectus supplement which would differ from a prospectus supplement for only a single type of security by combining the information from two or more forms of prospectus supplement, as appropriate.

Securities and Exchange Commission

May 8, 2014

The Company has revised the disclosure you reference relating to “this prospectus” in response to your comment.

4.     Comment:         We note that the wide array of securities the Holding Company may issue makes the Holding Company’s risk disclosure more complicated and assumptions about the securities to be issued much more important. For example, given the securities’ potential leverage and potentially dilutive effect, how will the Holding Company convey a fair and accurate representation of these risks in the prospectus and prospectus supplements? The risk profile and expense ratio attributable to common shares can change materially as different securities are issued. What will be presented if the common stock is the first takedown from this shelf offering? We may have further comment.

Response:       The Company advises the Staff that each prospectus supplement will have a capitalization table reflecting the offering and prior offerings since the balance sheet utilized on the capitalization table and each prospectus supplement offering shares of common stock will have an updated expense table and example. Each prospectus supplement for a common stock offering below net asset value will have the dilution charts filled in for that offering.

The Company further advises the Staff that the “Risk Factors” section of the Prospectus is intended to convey the material risks associated with an investment in the Company’s common stock, as well as the material risks associated with investing in the Company’s securities generally. Specific risk factors relating to debt securities, preferred stock and other securities of the Company that may be offered under this Registration Statement and any additional risk factors arising from the particular terms of any security would be included in the prospectus supplement actually used for that offering. Each prospectus supplement will also contain financial statements and other pertinent information from the most recently filed Form 10-Q or 10-K.

Fees and Expenses (page 18)

5.     Comment:         Please confirm in your response letter that “Other Expenses” include excise taxes.

Response:       The Company confirms that “Other Expenses” now includes excise taxes.  “Other Expenses” inadvertently did not include excise taxes in the initial filing of the Registration Statement.

Securities and Exchange Commission

May 8, 2014

6.     Comment:         We note the absence of the Acquired Fund Fees & Expenses line item from the fee table. Please confirm to us in your response letter that in the upcoming year investments are not expected to be made that will trigger the need for the additional line item of Acquired Fund Fees & Expenses disclosure.

Response:       The Company confirms that in the upcoming year investments are not expected to be made that will trigger the need for the additional line item of Acquired Fund Fees & Expenses disclosure.

Risks (page 23)

7.     Comment:         Expand the first paragraph to make clear that this section nonetheless describes the principal risk factors associated with investment in the Holding Company specifically, as well as those factors generally associated with investment in a company with investment objectives, investment policies, capital structure or trading markets similar to the Holding Company’s. See Item 8.3.a. of Form N-2. In this regard, add any additional risk factors as appropriate.

Response:       The Company has previously revised the first paragraph referenced above in response to the same comment by the Staff received on November 27, 2013, and as similarly stated in the Company’s response letter dated December 5, 2013, the Company believes that no additional disclosure is required.

8.     Comment:         In your response letter, confirm that neither the Holding Company nor the Operating Company will engage in reverse repurchase agreements. In the alternative, provide a description of reverse repurchase agreements, noting that they represent borrowing by the Holding Company and the Operating Company and, if true, that they are subject to the Holding Company’s and the Operating Company’s overall limitation on borrowing. Also highlight the risks pertaining to reverse repurchase agreements.

Response:       As similarly stated in the Company’s response letter dated December 5, 2013 to the same comment, the Company confirms that neither the Holding Company nor the Operating Company intends to engage in reverse repurchase agreements.

Securities and Exchange Commission

May 8, 2014

9.     Comment:         Disclose the extent to which the Holding Company or the Operating Company may invest in derivatives and the related risks of such investments. In this regard, please refer to the Letter from Barry D. Miller, Associate Director, Division of Investment Management, SEC to Karrie McMillan, General Counsel, ICI (July 30, 2010).

Response:       The Company currently does not materially invest in derivatives and if the Company begins to invest a material amount in derivatives, the Company will discuss such derivatives and include appropriate risk factors.  The Company has a de minimis derivative structured in the amount of approximately $250,000 to mirror an existing investment and approximately $2.2 million in long-term warrants acquired for no additional consideration in connection with certain acquisitions of debt instruments and accordingly do not present the same risks as traditional derivatives.

10.     Comment:       Please add new or expand existing risk disclosure to discuss the following risks presented by investments in original issue discount (“OID”) and payment-in-kind (“PIK”) securities. Please disclose, if true, that:

a.                                     the higher yields and interest rates on OID and PIK securities reflect the payment deferral and increased credit risk associated with such instruments and that such investments may represent a significantly higher credit risk than coupon loans;

b.                                    OID and PIK securities may have unreliable valuations because their continuing accruals require continuing judgments about the collectability of the deferred payments and the value of any associated collateral;

c.                                     PIK interest has the effect of generating investment income and increasing the incentive fees payable at a compounding rate. In addition, the deferral of PIK interest also reduces the loan-to-value ratio at a compounding rate;

d.                                   OID and PIK securities create the risk that incentive fees will be paid to the Adviser based on non-cash accruals that ultimately may not be realized, but the Advisor will be under no obligation to reimburse the Holding Company for these fees.

Securities and Exchange Commission

May 8, 2014

Response:       With respect to item (a) above, the Company has modified the risk factor entitled “Payment-in-kind Interest Risk” to include OID risk, which is generally a much lower portion of the interest due than on PIK securities, and to note that the Company’s investments with material amounts of deferred interest may represent a higher credit risk than loans that must be paid in full in cash on a regular basis.

With respect to item (b) above, although OID and PIK securities may have unreliable valuations, the Company believes this feature is true of any privately issued security and would not be caused by the need for continuing judgments about collectability and collateral value to any greater extent for debt securities with OID or PIK income than for debt securities without such income. Accordingly, the Company respectfully submits that it would be inappropriate to single out OID and PIK income securities as having unreliable valuations. The Company further submits that the risk factor entitled “A substantial portion of our portfolio investments may be recorded at fair value as determined in good faith by or under the direction of our board of directors and, as a result, there may be uncertainty regarding the value of our portfolio investments” describes the inherent uncertainty and potential fluctuations in the valuation of these securities.

With respect to the first sentence of item (c) above, the Company has added additional language reflecting this potential phenomenon to the risk factor entitled “We may be obligated to pay the Advisor incentive compensation payments in excess of the amounts we would have paid if such compensation was subject to clawback arrangements,” which states that part of the incentive compensation payable by the Company is computed on income that may include interest that has been accrued (in some cases at an increasing rate) but not yet received in cash.  With respect to the second sentence of item (c) above, the Company respectfully assumes the comment intended to say that “deferral of PIK interest also increases the loan-to-value ratio,” and has revised its disclosure in response to your comment.

Securities and Exchange Commission

May 8, 2014

With respect to item (d) above, the Company respectfully submits that the risk factor entitled “We may be obligated to pay the Advisor incentive compensation payments in excess of the amounts we would have paid if such compensation was subject to clawback arrangements,” which states if a portfolio company defaults on a loan, it is possible that accrued interest previously used in the calculation of the incentive compensation will become uncollectible, addresses the Staff’s comment.

Your interest in us may be diluted if you do not fully acquire... (page 48)

11.     Comment:       Expand the disclosure to address the potential dilution in voting power resulting from the issuance of the securities described in this risk factor. Also indicate that the Holding Company’s common shareholders will bear all of the expenses of the issuance of the Holding Company’s securities irrespective of whether they purchase any such securities.

Response:       The Company has revised its disclosure in response to your comment.

Market Opportunity (page 63)

12.     Comment:       Indicate whether all of the sources from where the information that is contained in the charts, graphs and reports is taken or to which it is attributed have consented to use of the information in this registration statement.

Response:       The Company confirms that all of the sources from where the information contained in the charts, graphs and reports is taken or to which it is attributed have consented to use of the information in this registration statement.

Management’s Discussion and Analysis

Expenses (page 72)

13.     Comment:       In your response letter, confirm that all of the actual and estimated costs and expenses set forth in this section that Holding Company’s common shareholders directly or indirectly bear are fully reflected in the fee table and expense example presentation included in this prospectus. Please provide similar confirmation of all of the costs and expenses that are described under the “Payment of our expenses” section of the prospectus.

Securities and Exchange Commission

May 8, 2014

Response:       The Company confirms that all of the actual and estimated costs and expenses that Holding Company’s common stockholders directly or indirectly bear are fully reflected in accordance with the requirements of Form N-2 in the fee table and expense example presentation and under the “Payment of our expenses” section to the extent currently known or estimated and that all of such costs and expenses known or estimated at the time of any offering of shares of common stock will be fully reflected in the prospectus supplement therefor.

14.     Comment:       In your response letter, confirm that estimates of all of the costs and expenses for which the Advisor, the General Partner, the underwriters or their affiliates will be reimbursed and which the Holding Company’s common shareholders directly or indirectly bear are fully reflected in the fee table and expense example presentation included in this prospectus.

Response:       As similarly stated in the Company’s response letter dated December 5, 2013 to a similar comment, the Company confirms that estimates of all of the costs and expenses for which the Advisor, the General Partner, the underwriters or their affiliates will be reimbursed and which the Holding Company’s common stockholders directly or indirectly bear are fully reflected in accordance with the requirements of Form N-2 in the fee table and expense example presentation to the extent currently known or estimated and that all of such costs and expenses known or estimated at the time of any offering of shares of common stock will be fully reflected in the prospectus supplement therefor.

Quantitative and Qualitative Disclosure About Market Risk (page 87)

15.     Comment:       Expand the disclosure to clarify whether stress tests or similar assessments are conducted to determine whether the portfolio companies will be able to continue making interest payments in the event that interest rates increase as set forth in the chart on page 86. Also, please disclose there can be no assurances that the portfolio companies will be able to meet their contractual obligations at any or all levels of increases in interest rates.

Securities and Exchange Commission

May 8, 2014

Response:       The Company has revised its disclosure in response to your comment.

Management Fee (page 105)

16.     Comment:       Disclose how derivatives will be valued for purposes of determining “total assets” in the calculation of the management fees.

Response:       A form of each of the investment management agreements for the Holding Company and Operating Company, which are substantially identical, has been incorporated by reference as an exhibit to the Registration Statement.  The investment management agreements define managed assets by stating that “total assets of the Company shall be calculated pursuant to the procedures adopted by the Board of Directors of the Company for calculating the value of the Company’s assets.”  The Company respectfully submits that further delineation of the method of valuation of one particular asset within the investment management agreements, as opposed to the Company’s valuation policies, is inappropriate. This is particularly true with respect to derivatives because the Company currently does not invest in derivatives beyond a de minimis derivative structured in the amount of approximately $250,000 to mirror an existing investment.  If the Company begins to invest a material amount in derivatives, the Company will disclose how derivatives will be valued for purposes of determining “total assets” in the calculation of the management fees.

Board and Shareholder Approval of the Investment Management Agreements (page 111)

17.     Comment:       Please expand the discussion to conform to Instructions 6.e. & f. to Item 24 of Form N-2. In this regard, see also Securities Act Release No. 33-8433 “Disclosure Regarding Approval of Investment Advisory Contracts by Directors of Investment Companies” (June 23, 2004).

Response:       The Company respectfully advises the Staff that Instructions 6.e. & f. to Item 24 of Form N-2 do not apply to a business development company because business development companies do not provide annual and semi-annual reports to shareholders pursuant to Section 30(e) of the Investment Company Act of 1940 (the “1940 Act”) and the rules thereunder.

Securities and Exchange Commission

May 8, 2014

Description of Potential Issuance of Warrants, Options or other Rights to Subscribe for, Convert to, or Purchase our Common Stock (page 126)

18.     Comment:       Identify the expiration of the authority granted by the Holding Company’s shareholders at its 2013 annual meeting. Also, update the status of the Holding Company’s pending shareholder solicitation which seeks an extension of such authority.

Response:       The Company respectfully advises the Staff that there is no expiration on the authority granted by the Company’s stockholders to issue warrants, options or other rights to subscribe for, convert to, or purchase shares of our common stock, which may include convertible preferred stock and convertible debentures, because unlike Section 63 of the 1940 Act there is no requirement in Section 61 of the 1940 Act that such issuances be approved at the last annual meeting of stockholders of the Company within one year immediately prior to any such transaction and because state law does not sunset shareholder approvals unless the words of the approval limit its time frame.

19.     Comment:       Include disclosure in the “Risks” section of the prospectus highlighting the potential negative consequences of the possibility of multiple offerings of the securities described in this section including, among other things, the dilutive impact to voting and to NAV, in the case of offerings below NAV, and the potential impact of market overhang on the price of the Holding Company’s common stock.

Response:       The Company has revised its disclosure in response to your comment.

20.     Comment:       Disclose, if true, that the Holding Company’s common shareholders will indirectly bear all of the expenses of the subscription rights offerings, regardless of whether the Holding Company’s common stockholders exercise any subscription rights.

Response:       The Company has revised its disclosure in response to your comment.

Securities and Exchange Commission

May 8, 2014

Certain Considerations and Risks (page 127)

21.     Comment:       The penultimate sentence states that the Company may issue securities that do not include an adjustment feature for reverse stock splits and that such reverse stock splits “would increase the potential dilutive effect of the exercise of such rights to holders of our common shares.” Disclose why the Company would issue any security which did not include an adjustment feature for reverse stock splits and why a majority of the Company’s directors who are not “interested persons” of the Company would ever conclude that an issuance of such securities would be in the Company’s and in its stockholders’ best interests. Add separate risk factor disclosure under the “Risk” section of the prospectus highlighting these potential risks.

Response:       The Company has deleted the referenced sentence in response to your comment and, as such, respectfully submits that no further revisions are necessary.

Description of Our Debt Securities (page 129)

22.     Comment:       In your response letter, please describe the types of debt that the Holding Company contemplates offering through this registration statement. Additionally, undertake to advise us in advance of any proposed debt offering pursuant to this registration statement and to provide for staff review the preliminary prospectus supplement relating to any debt offering by the Holding Company prior to the commencement of any such debt offering.

Response:       The Company has no current plans to issue debt securities under the Registration Statement and that any types of debt that might be issued are uncertain at this time. The Company respectfully submits that advance notification and/or further Staff review of any preliminary prospectus supplement relating to any debt offering by the Company prior to the commencement of any such debt offering (“Advanced Notice and Review”) is not required under rules of the Commission or existing Staff guidance and would gut any benefit from reliance on Rule 415. For example, the adopting release for the revisions to Rule 415 and other Securities Act rules as part of the Securities Offering Reform notes that the purpose of the revisions was, in part, to expand the ability to use shelf registration statements to eliminate “mandate[ed] delays in the offering process that [the Staff] believe[s] would be inconsistent with the needs of issuers for timely access to capital.” See Securities Offering Reform, Release No. 33-8591 (August 3, 2005). The Company believes that it would be contrary to the spirit of Rule 415 and the Securities Offering Reform amendments for the Company to undertake to facilitate Advanced Notice and Review with respect to an offering of debt securities under the Registration Statement.

Securities and Exchange Commission

May 8, 2014

The Company also believes that debt offerings do not raise other potential concerns than offerings of common stock and rights, neither of which under established Staff practice requires Advance Notice and Review. Furthermore, given the potential need to access the capital markets in a timely manner (in the manner contemplated by Rule 415) as and when market conditions permit, it would be impracticable for the Company to provide advance notice to the Staff regarding an offering of debt securities under the Registration Statement. The Company also notes that it is not aware of any other registrant (whether a business development company or registered closed-end fund) which has undertaken to facilitate such an Advanced Notice and Review to the Staff of an offering of debt securities under an effective shelf registration statement.

23.     Comment:       Disclose the potential impact of structural subordination on the holders of debt issued by the Holding Company.

Response:       The Company has revised its disclosure in response to your comment.

24.     Comment:       Revise the third paragraph to state all of the material terms of the indenture and any applicable supplemental indenture will be described in the applicable prospectus supplement accompanying the prospectus. Also, delete the fourth sentence of the third paragraph and instead state that all defined terms used in the prospectus and accompanying prospectus supplement will be defined therein, making it unnecessary to “read the indenture” in order to obtain the definition of any defined term.

Response:       The Company has revised its disclosure in response to your comment, except that the Company has deleted the sentences relating to defined terms because all material terms of the indenture, whether capitalized or not, are described in the Description of Our Debt Securities.

Indenture Provisions – Subordination (page 141)

25.     Comment:       In the first sentence of the second paragraph, clarify whether any payment or distribution received by the holders of subordinated debt securities would similarly be subject to recovery for the benefit of the holders of Senior Indebtedness.

Securities and Exchange Commission

May 8, 2014

Response:       The Company has revised its disclosure in response to your comment.

Description of Our Subscription Rights (page 143)

26.     Comment:       Disclose that any subscription rights offerings will entitle the Holding Company’s record date shareholders at the time of any transferable subscription rights offering to purchase one new share for a minimum of every three rights held.

Response:       The Company has revised its disclosure in response to your comment.

Description of Our Units (previously page 145)

27.     Comment:       In the first sentence of the second paragraph, clarify that the reference to “other securities described in the prospectus” is limited to those registered by the Holding Company under the Securities Act of 1933 (the “Securities Act”).

Response:       The Company advises the Staff that it no longer plans to offer units.  Accordingly, the Company has revised the Registration Statement to remove all references to units and, as a result, the Company respectfully submits it is unnecessary to revise its disclosure in response to your comment.

28.     Comment:       The second sentence of the second paragraph apparently indicates that each unit may include “contract for purchase” of any security described in this prospectus. Disclose the likely terms of such contracts and, in your response letter, explain whether the Holding Company will register such contracts under the Securities Act. Also, fully expand upon what is contemplated by the phrase “debt obligations of third parties,” other than those issued by the U.S. government, which apparently are among the types of securities that may be included as part of the units issued by the Holding Company. In this regard, it appears that the inclusion of such debt obligations of third parties would constitute a concurrent offering of such securities. In your response letter, describe the Holding Company’s plans to effectuate a concurrent registration under the Securities Act of such underlying debt securities.

Securities and Exchange Commission

May 8, 2014

Response:       Please see the response to Comment No. 27 above.

29.     Comment:       Expand the disclosure to describe the 1) whether units present any unusual or unique risks that potential purchases should be aware of; 2) whether units have any influence or relationship with the asset coverage requirements of the Investment Company Act of 1940 (the “Investment Company Act”); 3) whether units will have trading symbols of their own and/or whether holders will be able to trade the unit components individually; and 4) whether there are any voting right issues or conflicts with respect to unit components.

Response:       Please see the response to Comment No. 27 above.

30.     Comment:       Moreover, disclose 1) how the Holding Company benefits by issuing units; 2) how this benefit differs from the Holding Company issuing the individual unit components; and 3) whether this benefit to the Holding Company gives rise to any disadvantage for shareholders in purchasing units, when compared to the individual components comprising the units.

Response:       Please see the response to Comment No. 27 above.

31.     Comment:       In your response letter, please fully explain to the staff how the offering price will be allocated to the components of the units.

Response:       In light of the response to Comment No. 27 above, the Company respectfully submits that no explanation is required in response to your comment.

32.     Comment:       Although the Holding Company has limited authority to sell its common shares at a price below NAV, could the offering of units indirectly result in the Holding Company selling shares of its common stock at a price below NAV outside of such authority? In your response letter, explain whether the units may be structured so as to, in effect, offer shares of the Holding Company’s common stock at a price below NAV by lowering the price of the other securities included in the unit.

Response:       In light of the response to Comment No. 27 above, the Company respectfully submits that no explanation is required in response to your comment.

Securities and Exchange Commission

May 8, 2014

Plan of Distribution  (page 155)

33.     Comment:       Expand the disclosure to indicate the extent to which the Holding Company’s common shareholders will indirectly bear all of the various expenses incurred in connection with all of the distribution activities described therein.

Response:       The Company has revised its disclosure in response to your comment.

34.     Comment:       Clarify that any offering of securities by the Holding Company that requires shareholder approval must occur, if at all, within one year after receiving such shareholder approval.

Response:       As discussed above, the Company respectfully advises the Staff that there is no expiration on the authority granted the Company’s stockholders to issue warrants, options or other rights to subscribe for, convert to, or purchase shares of our common stock, which may include convertible preferred stock and convertible debentures, because unlike Section 63 of the 1940 Act there is no requirement in Section 61 of the 1940 Act that such issuances be approved at the last annual meeting of stockholders of the Company within one year immediately prior to any such transaction and because state law does not sunset shareholder approvals unless the words of the approval limit its time frame.  As such, the Company has added disclosure that reflects the foregoing.

35.     Comment:       Please confirm to the staff in your response letter that the Holding Company will submit any underwritten offering to FINRA for its prior approval of the underwriting terms.

Response:       The Company will seek to ensure that the underwriters submit to FINRA for its prior approval of the underwriting terms of any underwriting for which FINRA prior review and approval is required.

36.     Comment:       In your response letter, undertake to include in any prospectus supplement, as applicable, under a section captioned “Additional Underwriter Compensation” a description of the terms of any agreement that the Holding Company will have entered into with the underwriters or their affiliates in connection with any offering, and specify the nature of the services that the underwriters or their affiliates have provided or will provide thereunder. Further undertake to disclose whether any such fee payable thereunder is a one-time fee or whether it is payable annually. Also undertake to file all such agreements as exhibits in a post-effective amendment to the registration statement.

Securities and Exchange Commission

May 8, 2014

Response:       As similarly stated in the Company’s response letter dated December 5, 2013 to the same comment, to the extent applicable in the future, the Company undertakes to include in any prospectus supplement under a section captioned “Additional Underwriter Compensation” a description of the terms of any agreement that the Holding Company will have entered into with the underwriters or their affiliates in connection with any offering relating to compensation that is in addition to the underwriting sales load. The sales load generally will already be disclosed under the section captioned “Commissions and Discounts” in the prospectus supplement and on the cover thereof.  Such additional section will also describe the nature of the additional services, if any.  The Company further undertakes to disclose, to the extent applicable, whether any such additional fee payable under any such agreements is a one-time fee or whether it is payable annually. The Company undertakes to file all such agreements as exhibits in a post-effective amendment to the registration statement if the Company enters into any such agreements.

Part C – Other Information

Item 25.(2) Exhibits

37.     Comment:       Expand the sentence appearing at the top of page C-2 to specifically identify where, in each instance, all such “additional specific disclosures of material information regarding material contractual provisions” have been made in the registration statement.

Response:       The Company respectfully notes that the sole purpose of the sentence in question is to acknowledge that the preceding cautionary statement on page C-1 of the Registration Statement does not alleviate the Company from its disclosure obligations under the federal securities laws. This disclosure is consistent with previous SEC Staff comments citing Exchange Act Release No. 51283 (March 1, 2005) and requesting a similar statement to the one made in light of the fact that a required exhibit, such as a material contract, constitutes disclosure to investors. To then also identify when particular disclosures have been made is not consistent with Staff releases and would

Securities and Exchange Commission

May 8, 2014

impose an undue burden on the Company and not be useful to investors, who do not receive this portion of the Registration Statement. The Company also notes that it is not aware of any other registrant (whether a business development company, closed-end fund or operating company) which has included the cross references you request. On the contrary, the sentence currently present, without cross reference, is the customary market practice to the Company’s knowledge and belief. Finally, the disclosure requested is not required by Form N-2 or Item 601 of Regulation S-K. Accordingly, the Company respectfully declines to make the requested additional statements.

38.     Comment:       In order to clarify the timing of the filing of certain exhibits, please specify in footnote (14) that “amendment” refers to “pre-effective amendment.”

Response:       The Company has revised its disclosure in response to your comment.

39.     Comment:       In this regard, the Holding Company should file in a pre-effective amendment, as an exhibit to the registration statement, the trust indenture that will be used with its proposed debt offerings. The Statement of Eligibility of Trustee on Form T-1 should be filed in a similar fashion or, in the alternative include the following undertaking under Item 34 of Part C if the Holding Company intends to rely on section 305(b)(2) of the Trust Indenture Act of 1939 for determining the eligibility of the trustee under indentures for securities to be issued, offered, or sold on a delayed basis by or on behalf of the registrant:

The undersigned registrant hereby undertakes to file an application for the purpose of determining the eligibility of the trustee to act under subsection (a) of section 310 of the Trust Indenture Act of 1939 (the “Trust Indenture Act”) in accordance with the rules and regulations prescribed by the Commission under section 305(b)(2) of the Trust Indenture Act.

Response:       With this Amendment No. 1, the Company has filed as an exhibit to the Registration Statement the form of trust indenture that will be used with its proposed debt offerings and the Statement of Eligibility of Trustee on Form T-1.

40.     Comment:       File as an exhibit, in a pre-effective amendment to the registration statement, the form of statement of preferences, or similar document, that the Holding Company anticipates entering into in respect of its issuance of preferred stock.

Securities and Exchange Commission

May 8, 2014

Response:       The details of any statement of preferences relating to any preferred stock or offering thereof are not yet known or reasonably determinable and, therefore, any such form of statement of preference or other details would be inaccurate, misleading or confusing to investors.  The Company advises the Staff that, to the extent it issues preferred stock pursuant to the Registration Statement, it will file the statement of preferences pertaining to such preferred stock as an exhibit to the Registration Statement via a post-effective amendment thereto. Finally, the Company does not believe that it would be appropriate to file a “form of” statement of preferences, given the significant variance in the possible terms of the preferred stock, if any, the Company may issue under the Registration Statement.

41.     Comment:       Please file as an exhibit the legality opinion in respect of each category of security being registered, and related consent of counsel, with your next pre-effective amendment. In this regard, it appears that the terms of the actual offerings from this registration statement have not yet been authorized by the Holding Company’s Board of Directors. Therefore, in your response letter, provide an undertaking on behalf of the Holding Company to file an unqualified legality opinion, and related consent of counsel, consistent with Staff Legal Bulletin No. 19 (CF), in a post-effective amendment with each takedown from this shelf registration statement.

Response:       With this Amendment No. 1, the Company has filed as an exhibit to the Registration Statement the legality opinion of Skadden, Arps, Slate, Meagher & Flom LLP, as counsel for the Company, in respect of each category of security being registered, and related consent of counsel.

Further, the Company undertakes to have counsel for the Company file an unqualified legality opinion, and related consent of counsel, consistent with Staff Legal Bulletin No. 19 (CF), in a post-effective amendment with each takedown from this shelf registration statement.

Item 34. Undertakings (page C-6)

42.     Comment:       Include an undertaking to file for staff review a post-effective amendment under section 8(c) of the Securities Act in respect of any one or more offerings of the Holding Company’s common shares (including warrants and/or rights to purchase its common shares) below NAV that will result in greater than 15% dilution in the aggregate to existing shareholder net asset value. We may have further comments.

Securities and Exchange Commission

May 8, 2014

Response:       The undertaking used by the Company is set forth on pages 112-13 of the prospectus. It is not included in Item 34 because it is not an undertaking contemplated by Item 34 of Form N-2. The Company believes that the above requested undertaking is not the policy of the Division of Investment Management. The Company notes that Apollo Investment Corporation, Fifth Street Finance Corp., KCAP Financial, Inc. and Prospect Capital Corporation, each of which had a new shelf registration statement declared effective within the previous year, did not and were not required to include an undertaking covering warrants and rights. Rather it is the issuance of shares that is covered by these undertakings. In the case of long-term warrants, which may be outstanding for as long as 10 years under the terms of Section 61(a)(3)(A)(i), it is both unknown and unknowable at the time of issuance whether the shares will be issued below NAV at the time the warrant is exercised. Accordingly, the issuance of such warrants cannot be taken into account in computing the amount of dilution from the issuance of shares.  With respect to short-term rights, the common shares are offered at the same time as the rights are distributed to shareholders. Consequently, the dilution, if any, occurring as a result of the number of shares issued upon exercise of such rights is taken into account for purposes of the undertaking and no separate computation in respect of the rights is needed.

Annual Report on Form 10-K for the Year Ended December 31, 2013

Statements of Assets and Liabilities:

43.     Comment:       Add a “Commitments and Contingencies” line item to the Statement of Assets and Liabilities. Refer to Article 6-04.15 of Regulation S-X, along with a parenthetical reference to the specific notes to financial statements that include disclosures of commitments and contingencies, such as Note 5 on page 86 that contains disclosure of unfunded commitments.

Response:       The Company has revised its disclosure in response to your comment.

Securities and Exchange Commission

May 8, 2014

44.     Comment:       Footnote 7 states: includes investments with an aggregate market value of $12,960,000 that have been segregated to collateralize certain unfunded commitments. Identify the securities that are segregated. Currently, footnote 7 is only marked for total investments. Include the issuer to which these unfunded commitments relate to on the statement.

Response:       The Company has revised its disclosure to identify the securities that are segregated in response to your comment.

Schedule of Investments:

45.     Comment:       Are any of the investments non qualifying investments? Provide an indication in its Schedule of Investments of those investments that are not qualifying investments under Section 55(a) of the Investment Company Act and, in a footnote, briefly explain the significance of non-qualification. See Item 8.6 of Form N-2.

Response:       The Company has revised its disclosure within the Schedule of Investments in response to your comment.

46.     Comment:       Are any of the loans on the schedule of investments pledged as collateral? Pledged securities under the borrowing arrangements need to be identified on the schedule of investments. See Article 4-08 of Regulation S-X.

Response:       All cash and investments, other than those segregated to collateralize unfunded commitments, are pledged as collateral for the Revolving Facilities as disclosed in Note 4 to the financial statements. The Company has enhanced its disclosure by adding a footnote within the Schedule of Investments in response to your comment.

Consolidated Statements of Changes in Net Assets:

47.     Comment:       Include the disclosure requirements of Article 6-09.3: Distributions to shareholders. State separately distributions to shareholders from: (a) Investment income-net; (b) realized gain from investment transactions-net; and (c) other sources

Securities and Exchange Commission

May 8, 2014

Response:       We believe that distributions to shareholders are appropriately stated separately as reflected in the Consolidated Statement of Changes in Net Assets.  During the periods presented, all distributions were from net investment income and thus are reflected in the net investment income column.  If any future distributions are from a different source, they will be reflected separately in the appropriate column within the statement.

Notes to Financial Statements:

48.     Comment:       Note 2- Bifurcate the fair value by valuation technique. This matter was discussed during the AICPA expert panel meeting held on December 12, 2012:

http://www.aicpa.org/InterestAreas/FRC/IndustryInsights/DownloadableDocume nts/INV/INV EP Minutes/INV ExpertPanel Minutes Archive.pdf

e. During the November conference call, the SEC staff referred to the SEC’s CorpFin staff remarks at the recent AICPA National Conference on Banks & Savings Institutions regarding the use of multiple valuation techniques for certain classes of instruments, where such techniques are not bifurcated by fair value under each valuation approach. The SEC staff provided an example of a BDC with senior debt in Level 3, where both a discounted cash flows valuation technique and market comparable valuation technique were used, each technique used for different holdings within senior debt. The fund only provided total fair value for the total senior debt and did not separately disclose the fair value derived from the discounted cash flow technique and the fair value derived from the market comparable technique. The remarks are available at http://sec.gov/news/speech/2012/spch091212sc.pdf

Response:       The Company has revised its disclosure in response to your comment.

Securities and Exchange Commission

May 8, 2014

49.     Comment:       Note 4 Partnership Facility note states:

Advances under the Partnership Facility through July 31, 2014 bear interest at LIBOR plus 0.44% per annum, except in the case of loans from CP Conduits, which bear interest at the higher of LIBOR plus 0.44% or the CP Conduit’s cost of funds plus 0.44%, subject to certain limitations.

What are CP Conduits? Is the loan subject to this higher rate?

Response:       A CP Conduit is a special-purpose entity that lenders can use to make loans and fund them by selling commercial paper notes primarily to institutional investors.  If the lender’s cost of funds from such conduit is greater than LIBOR, the loan is subject to that higher rate as reflected in our disclosure.  That cost of funds adjustment is subject to a 20 basis points limit.

50.     Comment:       Note 4 also states that the TCPC Funding Facility and the Partnership Facility are fair valued. The fair values of the Revolving Facilities are estimated by discounting projected remaining payments using market interest rates. At 12/31/13, the Revolving Facilities would be deemed to be Level 3. If the fund is using the fair value option under ASC 825, Financial Instruments (“ASC 825”) relating to accounting for debt obligations at their fair value, then we would expect to see all of the disclosure requirements of ASC 820 including a reconciliation for Level 3 securities, valuation techniques, unobservable inputs, range and weighted average rates. Should the debt issuance costs be expensed as incurred under ASC 825?

Response:       The Company is not using fair value option under ASC 825 to value debt balances.  The Company carries all debt balances at cost.  In endeavoring to meet the requirements of ASC 820, the Company has disclosed the carrying value and the fair value of its debt obligations.  In response to your comment, the Company has revised its disclosure within Note 4 to clarify that amounts outstanding under the Revolving Facilities are carried at cost.

Securities and Exchange Commission

May 8, 2014

51.     Comment:       Note 10 Financial Highlights. In the financial highlights disclose the expense ratio required by Form N-2. From Item 4 of Form N-2:

Compute the “ratio of expenses to average net assets” using the amount of expenses shown in the Registrant’s statement of operations for the relevant fiscal year, including increases resulting from complying with paragraph 2(g) of Rule 6-07 [17 CFR 210.6-07] of Regulation S-X, and including reductions resulting from complying with paragraphs 2(a) and (f) of Rule 6-07 regarding fee waivers and reimbursements. If a change in the methodology for determining the ratio of expenses to average net assets results from applying paragraph 2(g) of Rule 6-07, explain in a note that the ratio reflects fees paid with brokerage commissions and fees reduced in connection with specific agreements only for fiscal years ending after September 1, 1995.

The current disclosure has two ratios: expenses and expenses and incentive allocation. The required expense ratio should be labeled “ratio of expenses to average net assets”. This will include all expenses (excise taxes, all performance allocations including income and gain) on the statement of operations.

Response:       Because of the Company’s structure, incentive compensation is a partner allocation and not an expense.  Consistent with GAAP, the incentive allocation is not included in expenses in the Statement of Operations and as such is also not included in the “ratio of expenses to average net assets”.  This treatment is consistent with other closed-end funds with similar structures where the incentive compensation is actually an allocation.  In order to provide full disclosure, we have include a second ratio labeled ratio of expenses and incentive allocation since we cannot include the allocation under expenses under GAAP.

52.     Comment:       Consolidated schedule of changes in investments in affiliates. Provide the gain/loss and income for each of the securities listed in this schedule as required by Article 12-14 of Regulation S-X.

Response:       In response to your comment, the Company has revised its disclosure within the consolidated schedule of changes in investments in affiliates to include dividends or interest as applicable for each investment listed in the schedule as required by Article 12-14 of Regulation S-X.

Securities and Exchange Commission

May 8, 2014

The Holding Company and the Operating Company acknowledge that:

1.         the Holding Company and the Operating Company are responsible for the adequacy and accuracy of the disclosure in the filing;

2.         should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

3.         the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Holding Company and the Operating Company from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and

4.         the Holding Company and the Operating Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company intends to commence an offering promptly after the effective date of this Registration Statement and thereafter from time to time.

The Company has not and does not expect to submit an exemptive application or no-action request in connection with the Registration Statement.  If you have any questions or comments or require any additional information in connection with the above, please telephone the undersigned at (212) 735-2790 or Steven Grigoriou at (416) 777-4727.

Very truly yours,

/s/ Richard T. Prins
Richard T. Prins